                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                          (Amendment No.    3   )*
                                         -------


                              Union Planters Corp.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                               Common Stock**
- -------------------------------------------------------------------------------
                         (Title Of Class of Securities)


                                  908068109
                 -------------------------------------------
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








- -------------------------------------------------------------------------------
** The amount reflected in Item 9 of the cover pages may include common stock issuable upon conversion of 8% Series E Preferred Stock ("Preferred Stock") (CUSIP 908068307). In the aggregate, Merrill Lynch & Co., Inc. may be deemed to beneficially own 1,515,406 shares of Common Stock and 44,400 shares of Preferred Stock.

CUSIP NO. 908068109                  13G               PAGE 2 OF 11 PAGES
         ----------


- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch & Co., Inc.

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing
                                                                      (a) / /
                                                                      (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

- --------------------------------------------------------------------------------
                 5   SOLE VOTING POWER

                         None

 NUMBER OF     -----------------------------------------------------------------
  SHARES         6   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                1,570,906
   EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH      7   SOLE DISPOSITIVE POWER

                         None

               -----------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER

                         1,570,906

- -------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,570,906

- -------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             8.6%

- -------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

             HC, CO

- -------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 908068109                  13G               PAGE 3 OF 11 PAGES
         ----------


- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Merrill Lynch Group, Inc.

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing
                                                                      (a) / /
                                                                      (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
- --------------------------------------------------------------------------------
                 5   SOLE VOTING POWER

                         None

 NUMBER OF     -----------------------------------------------------------------
  SHARES         6   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                1,457,500
   EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH      7   SOLE DISPOSITIVE POWER

                         None

               -----------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER

                         1,457,500

- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,457,500

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             8.0%

- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

             HC, CO
- -------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 908068109                  13G               PAGE 4 OF 11 PAGES
         ----------


- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Princeton Services, Inc.

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing
                                                                      (a) / /
                                                                      (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
- -------------------------------------------------------------------------------
                 5   SOLE VOTING POWER

                         None

 NUMBER OF     -----------------------------------------------------------------
  SHARES         6   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                1,457,500
   EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH      7   SOLE DISPOSITIVE POWER

                         None

               -----------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER

                         1,457,500

- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,457,500

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             8.0%

- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

             HC, CO

- --------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 908068109                  13G               PAGE 5 OF 11 PAGES
         ----------


- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Merrill Lynch Asset Management, L.P.

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing
                                                                      (a) / /
                                                                      (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

- --------------------------------------------------------------------------------
                 5   SOLE VOTING POWER

                         None

  NUMBER OF    -----------------------------------------------------------------
   SHARES        6   SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY               1,457,500
    EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH     7   SOLE DISPOSITIVE POWER

                         None

               -----------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER

                         1,457,500

- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,457,500

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             8.0%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

             IA, PN
- --------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 908068109                   13G              PAGE 6 OF 11 PAGES
         ----------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Merrill Lynch Capital Fund, Inc.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Joint Filing
                                                                      (a) / /
                                                                      (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland

- --------------------------------------------------------------------------------
                 5   SOLE VOTING POWER

                         None

 NUMBER OF     -----------------------------------------------------------------
  SHARES         6   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                1,402,000
   EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH      7   SOLE DISPOSITIVE POWER

                         None

               -----------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER

                         1,402,000

- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,402,000

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.7%

- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

             IV, CO

- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                SCHEDULE 13G


Item 1 (a)         Name of Issuer:
                   ---------------

                   Union Planters Corp.

Item 1 (b)         Address of Issuer's  Principal Executive Offices:
                   ------------------------------------------------

                   7130 Goodlet Farms Pkwy
                   Cordava, TN  38018

Item 2 (a)         Names of Persons Filing:
                   -----------------------

                   Merrill Lynch & Co., Inc.
                   Merrill Lynch Group, Inc.
                   Princeton Services, Inc.
                   Merrill Lynch Asset Management, L.P.
                   Merrill Lynch Capital Fund, Inc.

Item 2 (b)         Address of Principal Business Office, or, if None, Residence:
                   ------------------------------------------------------------

                   Merrill Lynch & Co., Inc.
                   World Financial Center, North Tower
                   250 Vesey Street
                   New York, New York  10281

                   Merrill Lynch Group, Inc.
                   World Financial Center, North Tower
                   250 Vesey Street
                   New York, New York  10281

                   Princeton Services, Inc.
                   800 Scudders Mill Road
                   Plainsboro, New Jersey  08536

                   Merrill Lynch Asset Management, L.P.
                   800 Scudders Mill Road
                   Plainsboro, New Jersey  08536

                   Merrill Lynch Capital Fund, Inc.
                   800 Scudders Mill Road
                   Plainsboro, New Jersey  08536

Item 2 (c)         Citizenship:
                   -----------

                   See Item 4 of Cover Pages




                             Page 7 of 11 Pages

Item 2 (d)         Title of Class of Securities:
                   ----------------------------

                   Common Stock

Item 2 (e)         CUSIP Number:
                   ------------

                   908068109

Item 3

        Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b)(ii)(G). Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management ("MLAM")) is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940. Merrill Lynch Capital Fund, Inc. (the "Fund") is an investment company registered under
Section 8 of the Investment Company Act of 1940.

Item 4        Ownership
              ---------

              (a) Amount Beneficially Owned:

        See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI, MLAM and the Fund (the "Reporting Persons") disclaim beneficial ownership of the securities of Union Planters Corp. (the "Issuer") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of the Issuer covered by this statement, other than in the case of ML&Co. certain securities of the Issuer held in proprietary accounts of ML&Co.'s broker-dealer subsidiary.

              (b) Percent of Class:

                           See Item 11 of Cover Pages

              (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                           See Item 5 of Cover Pages

                   (ii)  shared power to vote or to direct the vote:

                           See Item 6 of Cover Pages

                  (iii)  sole power to dispose or to direct the disposition of:

                           See Item 7 of Cover Pages



                             Page 8 of 11 Pages

                (iv)  shared power to dispose or to direct the disposition of:

                         See Item 8 of Cover Pages

Item 5             Ownership of Five Percent or Less of a Class.
                   --------------------------------------------

                   Not Applicable

Item 6             Ownership of More than Five Percent on Behalf of Another
                   --------------------------------------------------------
                   Person.
                   ------



        MLAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The Fund, a reporting person on this Schedule 13G for which MLAM serves as investment adviser, has an interest that relates to more than 5% of the class of securities reported herein. No other person has an interest that relates to more than 5% of the class of securities reported herein.


Item 7             Identification and Classification of the Subsidiary Which
                   ---------------------------------------------------------
                   Acquired the Security Being Reported on by the Parent Holding
                   -------------------------------------------------------------
                   Company.
                   -------

                   See Exhibit A

Item 8             Identification and Classification of Members of the Group.
                   ---------------------------------------------------------

                   Not Applicable

Item 9             Notice of Dissolution of Group.
                   -------------------------------

                   Not Applicable

Item 10            Certification.
                   -------------

        By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                             Page 9 of 11 Pages

Signature.
- ---------

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994        Merrill Lynch & Co., Inc.

                                /s/David L. Dick
                                ------------------------------
                                Name: David L Dick
                                Title: Assistant Secretary


                                Merrill Lynch Group, Inc.

                                /s/David L. Dick
                                ------------------------------
                                Name: David L. Dick
                                Title: Secretary


                                Princeton Services, Inc.

                                /s/David L. Dick
                                ------------------------------
                                Name: David L. Dick
                                Title: Attorney-in-Fact*


                                Merrill Lynch Asset Management, L.P.
                                By:  Princeton Services, Inc. (General Partner)

                                /s/David L. Dick
                                ------------------------------
                                Name: David L. Dick
                                Title: Attorney-in-Fact*



                                Merrill Lynch Capital Fund, Inc.

                                /s/David L. Dick
                                ------------------------------
                                Name: David L. Dick
                                Title: Attorney-in-Fact**


_______________
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

** Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Trident Microsystems, Inc.


                             Page 10 of 11 Pages

                          Exhibit A to Schedule 13G
                          -------------------------

                  ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                  -----------------------------------------


        Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc. ("PSI") a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, are parent holding companies pursuant to Rule 13d-1(b)(1)(ii)(G). Pursuant to the instructions in Item 7 of Schedule 13G, the relevant subsidiaries are set forth below. Merrill Lynch Asset Management L.P., (d/b/a Merrill Lynch Asset Management ("MLAM").

        ML&Co. may be deemed to be the beneficial owner of securities of Union Planters Corp. (the "Issuer") that are held by or deemed to be beneficially owned by ML Group and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S, a wholly-owned direct subsidiary of ML&Co. and a broker-dealer, holds certain of the reported securities of the Issuer in proprietary accounts.

        ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 8.0% of the securities of the Issuer by virtue of its control of its wholly-owned subsidiary, PSI.

        PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 8.0% of the securities of the Issuer by virtue of its being the general partner of MLAM.

        MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of 8.0% of the common stock outstanding of the Issuer as a result of acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

        One registered investment company advised by MLAM, Merrill Lynch Capital Fund, Inc., is the beneficial owner of 7.7% of the securities of the Issuer.

        Pursuant to (S) 240.13d-4, ML&Co., ML Group, MLPF&S, PSI, MLAM and the Fund disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity is for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Company, other than, in the case of ML & Co. and MLPF&S, securities of the Company held by MLPF&S in proprietary accounts.


                             Page 11 of 11 Pages